SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ/MF 76.483.817/0001-20 - NIRE 41300036535 - Código CVM nº 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Resubmission of the BVD due to the change in the agenda of the

Extraordinary General Meeting for migration to the Novo Mercado

Companhia Paranaense de Energia - COPEL (“Company”), in compliance with the provisions of Article 26, § 6, of CVM Resolution No. 81, of March 29, 2022, as amended (“RCVM 81”), and in reference to the Extraordinary General Meeting to be held, on first call, on August 4, 2025, which will decide on the Company’s migration process to the Novo Mercado (“AGE”), in addition to the Material Fact disclosed by the Company on this date, hereby informs its shareholders and the market in general the following:

At a meeting held on this date, the Board of Directors approved the amendment to the agenda of the EGM, without changing the final structure proposed to the shareholders or the economic aspects of the transaction.

According to the documentation made available by the Company on this date, management resubmitted the EGM documentation, including the new version of the remote voting ballot, already considering the updated agenda. Due to the timeliness of the change and in compliance with the advance notice period established in Article 124 of the Brazilian Corporations Law, the EGM was maintained, on first call, for August 4, 2025.

The Company emphasizes that, due to the resubmission of the remote voting ballot, the voting instructions already sent will be disregarded, and it is recommended that a new ballot be sent, preferably to the same service provider previously used, within the original deadline of four (4) days prior to the AGE, i.e., by July 31, 2025.

Further information and details about the EGM, already considering the changes proposed by management, are available in the call documents, including the respective Management Manual and Proposal and in the remote voting ballot, made available on this date by the Company on the CVM website and on the Company's investor relations page (https://ri.copel.com/).

Curitiba, July 11, 2025

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 11, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.